Skadden, Arps, Slate, Meagher & Flom llp

Direct Dial 212-735-2116 Direct Fax 917-777-2116 Email Address Richard.GROSSMAN@Skadden.com	FOUR TIMES SQUARE NEW YORK 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com April 26, 2013
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VIA EDGAR TRANSMISSION
AND BY ELECTRONIC MAIL

Peggy Kim, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

RE:	Transocean Ltd.
Definitive Additional Materials
Filed April 19, 2013
File No. 0-53533

Dear Ms. Kim:

We are writing on behalf of our client, Transocean Ltd. ("Transocean" or the "Company"), in response to the letter from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") dated April 24, 2013 (the "Comment Letter") relating to the above-referenced definitive additional materials (the "Investor Presentation Additional Materials") and certain other definitive additional materials filed April 18, 2013 (the "Website Additional Materials" and, together with the Investor Presentation Additional Materials, the "Additional Materials"). Set forth below are Transocean's responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of Transocean.

Peggy Kim, Esq.
April 26, 2013

Transocean filed on April 25, 2013 amended versions of each of the Website Additional Materials (the "Amended Website Additional Materials") and the Investor Presentation Additional Materials (the "Amended Investor Presentation Additional Materials" and, together with the Amended Website Additional Materials, the "Amended Additional Materials"). The Amended Additional Materials reflect revisions made to the Additional Materials in response to the comments of the Staff. Capitalized terms used but not defined herein have the meaning given to such terms in the Amended Additional Materials.

For your convenience, we are emailing to your attention copies of the Amended Additional Materials.

Soliciting Materials

General

1.
Under the "Legal Disclaimers, Third Party Information" on the website www.transoceanvalue.com, we note the disclosure that "Transocean has not assisted in the preparation of the third party information, cannot guarantee the accuracy... of third party information…." We refer to Rule 14a-9 and remind you that you are responsible for the accuracy of the disclosure made in your soliciting materials. Accordingly, please revise to remove the disclaimer.

Response:  The Company has revised the disclosure in response to the Staff's comment.  Please refer to page 30 of the Amended Website Additional Materials.

Progress; Operational Improvement

2.
We note your response to comment two in our letter dated April 19, 2013; however, the statement regarding "improved adjusted earnings per share from operations by ~160%" appears in the definitive additional materials filed on April 19 and continues to appear on the website www.transoceanvalue.com. Please revise your website and refile the soliciting material to describe the basis for the estimated value by disclosing the adjusted earnings per share from operations for each period.

Response:  The Company notes that comment two in the Staff's letter dated April 19, 2013 requested revisions only "[i]n future filings."  Nonetheless, the Company has revised the disclosure to describe the basis for the estimated value by disclosing the adjusted earnings per share from operations for each period.  Please refer to pages 8 and 9 of the Amended Website Additional Materials and slide 5 of the Amended Investor Presentation Additional Materials.

Peggy Kim, Esq.
April 26, 2013

Icahn's Misguided Agenda

3.
We note your responses to comments three through seven in our letter dated April 19, 2013; however, we reissue our comments. Please revise the slides, which appear on the website www.transoceanvalue.com and refile the soliciting materials with the revised disclosure. We may have further comment.

Response:  The Company has revised the disclosure in response to the Staff's comments.  Please refer to the Amended Additional Materials, especially pages 35-37 of the Amended Investor Presentation Additional Materials and slide 47 of the Amended Website Additional Materials.  Please also note that the Company filed definitive additional materials on April 24, 2013 which complies with the Staff's comments in its letter dated April 19, 2013.

***

Peggy Kim, Esq.
April 26, 2013

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (212) 735-2116, or Stephen F. Arcano at (212) 735-3542 or Neil P. Stronski at (212) 735-2839.

Very truly yours,

/s/ Richard J. Grossman

Richard J. Grossman

Enclosure

cc:	Allen Katz, Esq.
Stephen F. Arcano, Esq.
Neil P. Stronski, Esq.